UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1  )*

ECMOHO Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

27888P104 **

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each representing four Class A ordinary shares. No CUSIP number has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888P104

1.	Names of Reporting Persons

Behealth Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

38,213,306(1)
	6.	Shared Voting Power

None
	7.	Sole Dispositive Power

38,213,306(1)
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

38,213,306(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

18.8%(2)
12.	Type of Reporting Person (See Instructions)

CO

(1)	Representing the sum of (i) 638,106 Class A ordinary shares, and (ii) 37,575,200 Class B ordinary shares held of record by Behealth Limited, all of which can be converted into an equal number of Class A ordinary shares at the discretion of Behealth Limited. Behealth Limited is wholly owned by Ying Wang.
(2)	See Item 4

CUSIP No. 27888P104

1.	Names of Reporting Persons

Ying Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

38,213,306(1)
	6.	Shared Voting Power

None
	7.	Sole Dispositive Power

38,213,306(1)
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

38,213,306(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

18.8%(2)
12.	Type of Reporting Person (See Instructions)

IN

(1)	Representing the sum of (i) 638,106 Class A ordinary shares, and (ii) 37,575,200 Class B ordinary shares held of record by Behealth Limited, all of which can be converted into an equal number of Class A ordinary shares at the discretion of Behealth Limited. Behealth Limited is wholly owned by Ying Wang.
(2)	See Item 4.

Item 1(a).	Name of Issuer:

ECMOHO Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5th Floor, 909 Tianyaoqiao Road

Xuhui District

Shanghai, 200030

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Behealth Limited

Ying Wang

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Behealth Limited:

c/o Sertus Incorporations (BVI) Limited Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town, Tortola

The British Virgin Islands

For Ying Wang:

5th Floor, 909 Tianyaoqiao Road

Xuhui District

Shanghai, 200030

The People’s Republic of China

Item 2(c).	Citizenship:

Behealth Limited – The British Virgin Islands

Ying Wang – The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share. Class B ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a one-for-one basis.

Item 2(e).	CUSIP Number:

27888P104

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
(b)	The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. The total number of outstanding ordinary shares used to calculate the percentage of Class A ordinary shares and Class B ordinary shares beneficially owned by Behealth Limited is 202,737,499, being the sum of (i) 143,381,883 Class A ordinary shares outstanding as of the date of this filling, and (ii) 59,355,616 Class B ordinary shares outstanding as of the date of this filing, in each case as provided by the Issuer. Each Class B ordinary share can be converted into one Class A ordinary share at the discretion of holders thereof.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Behealth Limited, wholly owned by Ying Wang, is the holder of record of the Class A ordinary shares and the Class B ordinary shares beneficially owned by Ying Wang.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement dated February 10, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

By:	/s/ Ying Wang
Name: Ying Wang

BEHEALTH LIMITED

By:	/s/ Ying Wang
Name: Ying Wang
Title: Director